UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

PRESS RELEASE

EDENOR MAINTAINS THE LEVEL OF ITS INVESTMENTS AND CONTINUES WITH THE IMPROVEMENT IN SERVICE QUALITY

Buenos Aires, November 10, 2021, The Board of Directors of Empresa Distribuidora y Comercializadora Norte S.A. (“edenor”) approved today its financial statements for the period ended September 30, 2021.

The Company’s results of operations reflect a 19% fall in revenues in real terms as a consequence of the freeze on rates.

In the first nine months of 2021, edenor was able to improve its service quality levels while achieving an improvement in the efficient use of its resources.

In this regard, as of September 30, 2021, the SAIDI1 and SAIFI2 indicators for the last 12 months have improved 14% and 16%, respectively, compared to the same indexes recorded as of September 30, 2020.

Whereas energy losses decreased to 3,619 GWh as compared to the 3,865 GWh recorded in the same period of the previous year.

The investment plan carried out in the last few years continues to show results that are reflected in a continuous improvement in the quality of the service, by reducing the duration and frequency of power outages since 2014, thereby surpassing not only the regulatory requirements set forth in the last tariff structure review, but also, in this year, the quality indexes required by the regulatory authority for the end of the tariff period in February 2022.

1 System Average Interruption Duration Index.

2 System Average Interruption Frequency Index.

The Company continues to ensure the electricity supply to all its customers. The pandemic posed a challenge for the entire society, and especially for public utility companies. Edenor carried out a program aimed at taking due care of employees, contractors and customers, applying strict hygiene, safety and health protocols to each of the activities deemed essential. At the same time, digital customer service and communication channels were optimized and improved. This is evidenced by the fact that the app edenordigital is used today by more than half of the households, businesses and industries of our concession area.

MAIN FINANCIAL INDICATORS

The figures related to the prior year’s period have been restated to reflect the changes in the purchasing power of the Argentine peso, in accordance with International Accounting Standard No. 29 and the provisions of General Resolution No. 777/2018 of the National Securities Commission.

(*) Operating (loss) profit before taxes and finance costs.

Revenue decreased 19% in real terms in 2021, as compared to the same period of 2020, mainly as a consequence of the freeze on electricity rates in an inflationary context and the increase recorded in the volume of electricity sales.

The gross margin, which best represents the income attributable to this distribution company, called Distribution Added Value (VAD), fell 14% as compared to the same period of the previous year, mainly as a consequence of the freeze on electricity rates.

The EBIT resulted in a loss of ARS 515 million, in line with the decrease in the gross margin.

The loss for the period as of September 30, 2021 amounted to ARS 13,341 million, due mainly to the deterioration of the gross margin and the operating result as a consequence of both the impact of the change in the Income tax rate, which meant an additional loss of ARS 7,473 million, and a higher financial charge resulting from the deferral of the payment of obligations with the Wholesale Electricity Market, all of which was partially offset by a higher gain on exposure to inflation in the first nine months of 2021.

As for Investments, in 2021, they amounted to ARS 10,347 million, which does not represent significant changes compared to the same period of the previous year. Despite the adverse current economic conditions and the financial situation the Company is currently facing, in addition to the public health restrictions that had been imposed in the first half of the year, the Company carried out the investment plan in accordance with the regulatory authority’s requirements.

MAIN OPERATING INDICATORS

Electricity sales in 2021 increased 6.8% to 16,469 GWh, as compared to the 15,427 GWh sold in the same nine-month period of 2020, with a marked increase in residential customers.

The number of customers increased 2%, as compared to the same period of the previous year, due mainly to the increase recorded in residential tariff and MIDE customers.

City of Buenos Aires, November 10, 2021

Messrs.

BUENOS AIRES STOCK EXCHANGE

Messrs.

NATIONAL SECURITIES COMMISSION

Issuers Division

Dear Sirs,

In compliance with the provisions of section 63 of the Listing Regulations of Bolsas y Mercados Argentinos S.A., I hereby inform you that at this Company’s Board of Directors meeting held today, the following documents were approved: Condensed Interim Financial Statements, Statement of Financial Position, Statement of Comprehensive (Loss) Income, Statement of Changes in Equity, Statement of Cash Flows, Notes to the Financial Statements and Informative Summary, relating to the nine-month interim period ended September 30, 2021.

The amounts disclosed below are stated in millions of Argentine pesos and arise from the Condensed Interim Financial Statements:

Detail of Equity

Furthermore, and as required by sub-sections 6), 7) and 8) of section 62, we inform the following:

The class “A” shares are owned by Empresa de Energía del Cono Sur S.A., domiciled at Maipú 1252, 12th Floor, of the City of Buenos Aires. Such shares were transferred on June 30, 2021 after the share purchase and sale agreement entered into on December 28, 2020 was approved by the ENRE on June 23, 2021. The class “B” shares are currently listed on the New York Stock Exchange (through American Depositary Shares –“ADSs”) and the Buenos Aires Stock Exchange. As of September 30, 2021, the Company had 31,134,420 treasury shares.

An amount of 1,952,604 class “C” shares, which are held by Banco de la Nación Argentina in its capacity as trustee of the Company Employee Stock Ownership Program, remains outstanding.

The Company does not have debt securities convertible into shares, nor there exist stock options of the Company’s shares.

Yours sincerely,

Silvana E. Coria
Officer in charge of Market Relations

(1)	Includes 31 relating to treasury shares.
(2)	Includes 979 relating to treasury shares.
(3)	Includes 37,558,700 shares held by Pampa Energía S.A. and 242,999,553 shares held by the ANSES.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: November 11, 2021